UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Southeastern Asset Management — 2009	Page 1
Southeastern Asset Management, Inc.
May 7, 2009
Presentation to Shareholders of the Longleaf Partners Funds
Important Disclosure Information
     Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended April 30, 2009 are as follows: Longleaf Partners Fund, (39.43%), (4.72%), 0.77%; S&P 500 Index, (35.31%), (2.70%), (2.48%); Longleaf Partners Small-Cap Fund, (35.86%), 0.04%, 4.59%; Russell 2000 Index, (30.74%), (1.45%), 2.53%; Longleaf Partners International Fund, (38.03%), (1.29%), 5.31%; EAFE Index, (42.76%), 0.66%, (0.04%). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.
     The price-value ratio (“P/V”) is a calculation that compares the prices of stocks to Southeastern’s appraisal of their intrinsic values. We remind our shareholders that, while it is a useful tool, the P/V represents a single data point. To the extent a shareholder considers P/V in making an investment decision, the limits of this tool should be considered along with other factors relevant to each shareholder.
Lee Harper
This is the twenty-second consecutive year that we’ve met as Longleaf Partners with our shareholders. We’re grateful for your longstanding support and investment partnership with us. Whether you’ve traveled a thousand miles or a few blocks to be with us, we greatly appreciate the fact that you’ve taken the time to be with us, your partners in the Funds. Your commitment, especially in times like last year when being a shareholder felt the worst, has rewarded all of us. The net inflows experienced in the Funds through this bear market are proof of what we’ve long believed and said. Longleaf has the best owners in the mutual fund world.
The format of today’s meeting will be much like in the past. After my introductory remarks, Mason will come up and present some of his reflections on last year as, as well as some of the opportunities going forward. Staley’s going to address some of the questions that are prevalent in a lot of our clients’ minds. And then we’ll conclude with a Q and A that we’ll try and address all the questions that you have on your minds.

Southeastern Asset Management — 2009	Page 2
First, before we start the formal part of the meeting, I want to introduce Longleaf’s Directors. Over the last decade, regulatory requirements and SEC scrutiny of funds has dramatically increased. The amount of work and oversight required of the Board is probably at least four times what it was ten years ago. This intense commitment has not deterred your Directors. Their personal ownership of the Funds and their responsibilities as stewards have made them ever more vigilant on shareholders’ behalves. Steve Melnyk, here, has been on the Board for 18 years, Barham Ray for 17 years, Chad Carpenter for 16 years, Dan Connell for 12 years, Mars Child for 8 years, Perry Steger who serves as Chairman for 8 years, Rex Deloach who leads the Audit Committee for 6 years. Please thank them for their good work on our behalf. (applause)
While a rising tide lifts all boats, the converse is also true. As Warren Buffett said, it’s only when the tide goes out that you learn who’s been swimming naked. Over the last year, the waters receded. Every equity market in the world was down at near record levels, and most other asset classes had meaningful declines as well. We began to hear about who’d been skinny dipping. New York lawyer, Marc Dreier, was selling fraudulent bonds. Bernie Madoff’s multi-decade, 50 billion dollar Ponzi scheme blew up hurting investors across the globe. Stanford Investments duped many into supposedly safe CDs, and the firm’s demise will not only impact a multitude of individual investors, but our own Memphis community which had come to rely on Stanford’s corporate generosity. Many large institutional investors lost billions after failing to consider the risks from various counterparty exposures, particularly when Lehman was allowed to fail. Pay to play schemes in the New York public plan and elsewhere have raised questions about how decisions to hire managers have really been made. And big financial companies had to call on taxpayer bailouts after taking business-ending risks without the knowledge of shareholders because many of their commitments were off balance sheet. Unfortunately, I could go on, but I’m sure you’ve heard enough.
Many years ago we documented Longleaf’s governing principles, which we think are the gold standard in the mutual fund industry and, at the time of publication, were unheard of. You can see them listed on the screen and in your handouts. These principles help remind everyone that Southeastern swims fully clothed. The headlines about others’ questionable activities have not caused us to look over our shoulders in fear of regulators or lawyers. We know that at Southeastern, we have consistently insisted on never being near the line of questionability. The ethical tone starts at the top and permeates the entire organization. As a consequence, in Southeastern’s almost 35 years in business, we’ve had no regulatory issues and no lawsuits from clients. We are doing everything we can to keep it that way. Being on the straight and narrow is simple. Covering up lies or unethical behavior gets complicated. We prefer simple.
The employees of Southeastern and our families have one place to buy equities – Longleaf Partners Funds. We invest alongside our clients, not in conflict with them. The majority of Longleaf’s Fund trustees are independent. Furthermore, the Chairman is independent. Governance is focused on shareholders. The Funds are completely transparent, reporting holdings every 90 days. You may not always like what we own, but you know where your

Southeastern Asset Management — 2009	Page 3
money’s invested. Our trading desk has one instruction – get best execution. They do not face the conflict that most in the industry have of trying to direct commissions to pay for services known as soft dollars. We do not participate in securities lending, which works against our investments and creates counterparty risk. The Funds’ cash is held in Treasury Bills and U.S. Treasury Notes exclusively. Though these have lower yields, they minimize the risk of the dollar’s value falling below a hundred cents and provide instant liquidity when we want it.
We don’t get every investment decision right, but Longleaf owners do not have to worry about the conflicts of interest with their managers. We are very large owners of the Funds alongside you, paying the same fees and bearing the same risks as all shareholders.
Doing things the right way matters, but we must also get the investments right. Fortunately, in spite of last year’s terrible results, over the long run, the Funds have delivered. The chart shows each Fund’s cumulative return since inception and, as you can see, they’re far superior to the benchmark indices. Longleaf has delivered the winning combination of acting properly and investing successfully over the long run. Tough times call for tough measures, and the headlines about investment firms have been pretty discouraging. Assets are down by 80 percent. Redemptions are forcing massive selling and pushing stock prices further down. Layoffs of 10 to 20 percent. It’s a challenging time to be in the investment management world.
Many of our clients want to know how Southeastern is holding up. As a privately owned company, we are fortunate to not have the pressure of managing quarterly results. Southeastern has no leverage or its accompanying risks. Our employees have added significant capital to the Funds over the last 18 months. We’ve taken advantage of the industry turmoil to grow our staff. We’ve added several great new employees over the last year. Our analysts have less hair and more of it is gray, but we believe we have the best investment team we’ve ever had. And, our team has benefitted greatly from having lived through and learned from this extreme bear market and recession.
There’s a great deal of optimism at Southeastern as measured by demographics. Since 2008 began, employees have had four engagements or marriages, four new babies have been born, and as yet, an undisclosed number of pregnancies.
In my role at Southeastern, I spend much of my time telling clients not only what we own and why but the story of the firm, its culture, and its people. Even with having to explain and apologize for the results of 2008, I think I have one of the most enviable jobs in the world. And with that warm-up, I’ll let Mason come over and talk a bit more about last year.
Mason Hawkins
Welcome. It’s always great to be with our partners. Warren Buffett has provided many valuable didactic tutorials that have helped us over the last 34 plus years. An important one deals with his relationship with his partners. In writing his annual reports, he’s tried to give Berkshire

Southeastern Asset Management — 2009	Page 4
shareholders what he would like to know if he was in their position. Each quarter we’ve strived to do the same. Likewise today, we will attempt to give you what we would want to know if we were seated in the audience and you were Longleaf’s manager.
After the unprecedented bear market in late 2008 and early this year, I think it’s beneficial to review the three main investment tenets Ben Graham summarized in The Intelligent Investor before discussing where we’ve been, where we are, and where we believe we’re going as Longleaf owners. The first tenet instructs that you should, you should be buying a stock as purchasing a percentage interest in a business that has a discernible value. The second provides a framework for dealing with the extreme market volatility like we had in the last seven, eight months. In his famous parable, Graham asks you to assume you are a co-owner of a private company with a manic depressive partner, Mr. Market, who periodically offers to buy you out or to sell to you at wide variations from what you believe to be fair business value. Graham cautions that you need to be emotionally and intellectually prepared so that you can take advantage of Mr. Market’s opportune offerings when either consuming fear or greed dominates his psychosis. Remember, Mr. Market is there to serve you and not to tell you what to do. The third tenet requires that you wait patiently until you can buy at a large discount from a conservative assessment of intrinsic value, so you can secure a large margin of safety of value over price, to protect your principal, and to assure a significant long-term return. Additionally, Graham clearly delineates the distinction between investing and speculating.
Our friend, Seth Klarrman, who just completed offering the sixth edition of Graham and Dodd’s Security Analysis, recently said, the overwhelming majority of people are comfortable with consensus, but successful investors tend to have a contrarian bent. Successful investors like stocks better when they’re going down. When you go to a department store or a supermarket, you like to buy merchandise on sale, but it doesn’t work that way in the stock market. In the stock market, people panic when stocks are going down, so they like them less when they should like them more. Here’s how you, here’s how to know if you have the makeup to be an investor. How would you handle the following situation? Let’s say you own a Procter and Gamble in your portfolio and the stock’s price goes down by half. Do you like it better? If it falls in half, do you reinvest dividends? Do you take cash out of savings to buy more? If you have the confidence to do that, then you’re an investor. If you don’t, you’re not an investor; you’re a speculator and you shouldn’t be in the stock market in the first place, end quote.
We’re happy to report that Longleaf Partners, the Longleaf Partners Funds have some of the best investors and as a group, you behaved rationally buying more of the funds as prices declined. In fact, the Longleaf Funds are the only fund group we know that had significant inflows in 2008. Now it’s up to us to deliver, and if Buffett is right, that bad news is an investor’s best friend, we’ve made a lot of friends in the last seven months, as we’ve, as we’ve invested your and own capital. There’s been a surfeit of bad news, yielding the most discounted security prices we’ve seen.
Where have we been? It’s no secret we’ve just experienced the worst bear market of our lifetime

Southeastern Asset Management — 2009	Page 5
– one where the popular U.S. market averages declined 55 to 60 percent from their peaks, and one where two of the three Longleaf Funds fell more than their market benchmarks in the 12 months of 2008. When the market made its 12-year low on March 9, equities had suffered their largest decline since 1932. The S&P 500 had recorded its worst 10-year performance in its 82-year history. And stocks had failed to produce any return after inflation since 1966, a 32-year span of no real return for the indices. Many who were focused primarily on market prices and not underlying corporate values panicked, sold, and, and turned ephemeral market losses into permanent capital losses. These speculators sold because they became increasingly uncomfortable and/or because they were forced out by leverage. Consistently, they won’t return to equities until they are comfortable, which means not until after stock prices have risen significantly. They turn their advantage in owning publicly traded companies into their detriment, capitulating and selling just when Mr. Market was offering the biggest blue light special on the world’s leading businesses in 77 years. Even those of us who were concentrated on intrinsic values were disappointed. For the first time in our careers, we saw the average value of our companies drop over 15 percent as real GDP eroded by more than 6 percent in each of the last two quarters. But, because prices dropped so much more than our values and because our stocks were already underpriced in August before the cataclysm ensued, our P to Vs, or our price to values, declined to uniquely and compellingly attractive discounts. Furthermore, what distinguished this bear market from all others was the fact that many best-in-class industry leaders were offered at less than half conservative appraisals. These powerhouses had underperformed each year from 2002 to 2007. The fourth quarter of 2008 teed them up for long-term investors like no time before.
Using the Partners Fund as a proxy, this slide recounts how quantifiably compelling our companies became and how we behaved with our own capital. When looking at the price to value graph, keep in mind that the average P to V of the last 22 years for Partners has been about 68 percent, the yellow line. The bars reflect our collective purchasing activity without giving you the dollar amounts. What we will tell you is that we bought more of the Longleaf Partners Funds over this span than at any time in our history and in amount multiples greater than that invested during any other period of market turmoil. Remember, if you work for Southeastern, the only way you can own equities is through purchasing Longleaf. Between Southeastern’s retirement plan, the Poplar Foundation, and our personal savings, we are by far the largest shareholder group of the three Funds. We eat our own cooking like no other fund manager and especially when we burn the meal as we did in 2008.
This slide doesn’t reflect the qualitative makeup of our holdings nor the other ways we produce liquidity, excuse me, we provided liquidity to improve the quantity and the quality of the three Longleaf portfolios other than to show where we reopen Partners. On the qualitative, suffice it to say we own the best businesses with the best management partners we’ve owned in 34 years. A following slide will elaborate.
During the extreme volatility of the past seven months, we used the proceeds from our very successful Aon investment and our unsuccessful GM bond foray, the last of our portfolio’s cash

Southeastern Asset Management — 2009	Page 6
reserves, the cash we contributed, cash flow from existing Longleaf Partners, and cash flow from those who joined us when we reopened to buy more of the industry leaders we already owned and two new ones – Marriott International and Berkshire Hathaway. As some of you know, we’ve owned Marriott before and think it is one of the supreme business models in the world, collecting management and franchise fees from others’ capital investment in Marriott’s hotel brands. It fell over 70 percent when occupancies and room rates plummeted. We bought Berkshire in the low 70 thousands, and at about half of our appraisal after its equities collapsed, the media reported its worst year but as reinsurance rates began rising. Our activity in Small Cap and International has been similar to that just described for Partners.
Where are we now? Three slides follow. The first presents how underpriced U.S. stocks are in general in relationship to 10-year U.S. Treasuries. The second summarizes the quantitative and qualitative characteristics of each of our top five investments for all three Longleaf Funds. And the third gives a tax status for Partners, Small Cap, and International.
This classic Graham and Dodd slide compares the return for owners, the S&P 500 here, versus the return for lenders, the 10-year Treasury, at each of the last five bear market lows. Column three shows the last five major bear markets for the S&P. The fourth column gives the trailing five-year average after-tax earnings coupon the S&P 500 produced. Column five presents the after-tax earnings yield you would have expected to have received from owning the 500 companies at the bear market lows before earnings growth. The two columns on the far right compare the S&P 500 after-tax earnings yield to the pre-tax 10-year Treasury yield, the first expressed as a multiple and the last, the ownership yield advantage. It is vividly clear using trailing average five-year earnings that the S&P 500 has never been more attractive compared to the return you would receive from lending to the U.S. Treasury. Not only is the ownership yield advantage large, but the S&P earnings yield is after tax and will grow significantly over the next decade as earnings recover. Lenders’ return from the U.S. Treasury, of course, is pre-tax and fixed. Interestingly, depressed 2009 expected S&P earnings almost match exactly the last five years average earnings. Stocks compared to bonds are still attractively offered. As you can see, stocks were mouth-watering on March 9. The S&P 500’s 2009 earnings yield is currently 2.2 times the 10-year Treasury yield, or 3.9 percent more per annum than the 10-year Treasury bond. Furthermore and importantly, if inflation moderately accelerates, stocks should perform well while bonds decline.
This slide summarizes the quantitative and qualitative characteristics of our five largest holdings in each Fund. Because Dell, Yum Brands, Nipponkoa, and/or Fairfax overlap in two of the Funds, there are only 12 companies listed. We overlay green, yellow, or red to reflect most qualified, qualified, or questionable qualification. P to V or price to value is the quantitative attraction of each investment. A number below 60 percent is considered most qualified. The other three – management, competitive advantage, and financial strength – are the three most important qualitative characteristics we consider. While these three may be harder to gauge, they’re critical to our investment outcome as long-term investors.

Southeastern Asset Management — 2009	Page 7
Management has two major responsibilities: to produce and grow free cash flow of their businesses and then to intelligently allocate the cash by either giving it to us as dividends, using it to pay down debt or build corporate liquidity, investing it to expand the company’s capacity to produce goods and/or services, using it to make acquisitions, or lastly, using it to repurchase shares. How well management chooses among these five alternatives will significantly determine our future growth and value per share. Each choice must weigh risk and return. We grade our corporate management partners on their investment decision making and we do our best to hold the CEOs and their Boards accountable.
Competitive advantage is a comprehensive heading that reflects whether the company is a low cost producer in its industry, if it has an industry leading market share, if it owns an impenetrable network fortress, if it owns protective and valuable patents, trademarks, or brands, if it produces high cash returns on invested capital, and most importantly, whether the company can raise prices faster than its costs escalate.
Financial strength is the measure of both the company’s debt to total capital and its ability to cover its debt service costs with its cash flow after maintenance capital spending and during periods of economic weakness, like now.
We’ve never owned an investment that scored a perfect 10 on all of the key quantitative and qualitative requirements, but those that scored highest on the most criteria produced the best long-term returns. We’ve never owned better companies at cheaper prices across the board in the three Longleaf Funds than we owned on March 9, 2009, and we confidently believe we have the best foundations in place to produce the Funds’ best returns. We’ll all stay tuned.
The next slide. This graphic summarizes our tax loss carry-forwards and our discounts from costs on a net asset value per share basis for the three Longleaf Funds. In its simplest form, it’s a proxy for how much appreciation potential each fund has before we began to incur tax liabilities for our taxable shareholders. Thus, as of March 31, Partners could go up about 66 percent, Small Cap about 79 percent, and International about 49 percent before capital gains taxes come into play. Not before have we had this kind of tax shield for taxable investors. It’s a terrific time to be or to become a taxable shareholder in Longleaf, especially if long-term capital gains tax rates rise from the current 15 percent to the proposed 20, 25 percent level.
Where are we going? The first slide shows how the Fund is progressing versus its market benchmark since the averages made their first significant low on November 20th last year. Slide two presents our returns against the Funds’ benchmarks for the year to date. And slide three shows how we’re faring versus the benchmark since the last and hopefully final market low on March the 9th. All these numbers are through, as you can see, last Monday, May the 4th.
In conclusion, given that P to Vs were 48 percent, 46 percent, and 53 percent for Partners, Small Cap, and International respectively on May 1, and that our companies are the most competitively entrenched we’ve ever owned, Longleaf’s future returns should be special. We’re acutely aware

Southeastern Asset Management — 2009	Page 8
that they need to be to make up for 2008. If our companies grow their values at 12 percent annually from these depressed economic times, and we believe they can, and if Mr. Market weighs their intrinsic values fairly by year five, or five years subsequent, the math says we could compound our capital around 30 percent annually. Yes, we are aware, as Gilda Radner proclaimed, there’s always something. Even so, we have the deck stacked as favorably as we’ve been able to position it in 34 years, and our appraisals reflect the tough realities of the day. Many of you may feel like one of our longest and most supportive shareholders felt some 30 years ago. When she was trying to plan a vacation, an unexpected large income tax bill arrived, and she and her husband were discussing selling his motorcycle to meet the obligation. Her father called to inquire about their vacation plans and she responded, quote, it’s hard to plan if you don’t know where you’re going, or if you are. Regarding the near term market direction, we don’t know if it’ll be going up or down, but we do think you can plan on it going much higher within the next five years. Thanks very much.
Staley Cates
Thank you very much. And while I dig out my speech, which will probably be as boring as most of these speeches are, from me I mean, not from you, at least I’ve given my 17 year old a chuckle because we realized after a few speeches that that was my big bucket head that was blocking the corner here, so I apologize to anyone who was offended by my blocking the EAFE slide with my head. Figured it out too late.
Tonight I’m going to address some of our most commonly asked questions from the recent months, including various lessons learned from this incredible time, and yes, we will get to a certain car company in Detroit and a certain natural gas CEO and his compensation.
First question is, what is the most important process thing, both now and going forward, for us? The most important thing in this crash is identifying which of our horrible performers are horrible because we were fundamentally wrong in our analysis versus the ones that are down as much but whose underlying businesses will not only survive but will prosper long term. Out of the three Longleaf Funds, and there are roughly 60 stocks, we decided since we were with you last that UBS, GM, Allied Irish, Office Depot, Saks, and NH Hotels were mistakes where our case was no longer valid and where we should admit the mistake, book the loss, and move on to better positioned companies at incredibly attractive prices. In retrospect, this was the right course when we see how much lower that group trades now compared to where we sold them, and in comparison to the superior companies that we purchased with the proceeds.
There’s a larger group of stocks that may look like mistakes because their prices have also dropped significantly but where we, we would submit, without trying to be defensive or stubborn, that their low prices are actually a market overreaction that has created a great future opportunity. For example, Level 3 looks as ugly as those realized mistakes that I just named. Yet we are very bullish on its business and on its valuation. Their industry has been through worse than this before in the post internet bubble years, which gives us some precedent on how

Southeastern Asset Management — 2009	Page 9
many quarters it will take before they start growing again. Their metro business wasn’t around in their last depression but is an excellent one. Their balance sheet is stronger than it’s been in the entire time since we’ve owned it. And it’s important that Jeff Storey came in as the new President and COO. This successful veteran from SBC, Cox, WilTel, and Leucadia, who could do professionally whatever he wants, simply would not choose to take over the operation side of Level 3 if he did not see big upside and very minimal downside. The stock sells for less than 10 times free cash flow, and once organic growth begins to grow again, once revenue begins to grow again, free cash flow will grow much faster than revenues. This is an opportunity that looks like a mistake, so we added to it through the converts a few months ago.
Another question. If we’re a value manager, and value managers are supposed to hold up better in tough times, why didn’t we hold our ground more in 2008? In crisis times, whether it’s a crash in a day like 1987 or a quarterly crash like the third quarter of ‘98 or a full year crash like we just experienced, pretty much everything gets thrown out together. You can see from the monthly returns on our web site that in a crash time, we have historically gone down at first in line with or even worse than the market. Where we’ve earned our spurs is coming out of those crash times. That makes our overall record a good one in terms of protecting our capital through cycles, but that doesn’t mean we have avoided the bear market’s front end pain. It’s consistent with our ownership of out-of-favor things instead of comfortable things. And out-of-favor things can often be the first victims of a panicking market.
Another question. Because big picture items like the banking system turmoil, worldwide GDP drops, and government activity dominated headlines and markets in 2008, shouldn’t you pay more attention to predicting those in the future? The answer remains no, because we don’t think that anyone can consistently predict these things over time. We are not oblivious to them. We just only care about them as they relate to our individual companies. That’s no different than the mindset of any private business owner who comes to work each morning focusing on what he or she can control, not the next move by the Fed. So to own Yum and its hugely valuable China division, of course we’re watching developments in China. For our energy holdings, of course we’re watching U.S. energy and tax policy. For Dell, of course we have to have a view on how bad the corporate economy will be because of hardware re-ordering patterns. For healthcare companies that we’re looking at, we’re very cautious about what our new government could do to them in a worse case. Big issues like tax rule changes also have to be brought down to the company level and become a case-by-case analysis. But the eventual usefulness of all that, all that macroeconomic stuff, mainly relates to our appraisal of individual companies.
Another question. If our edge isn’t in predicting future movements in the economy, interest rates, and the government, where is our edge? It is in individual securities. We spend the time and do the security analysis to know a certain business or industry better than the rest of the investing world. For example, many investors recognize Olympus, Level 3, ACS, or Japanese non-life companies, but very few people can actually tell you the key metrics and competitive advantages that drive their businesses. We can definitely know a CEO better than the rest of the world, like an Aubrey McClendon at Chesapeake, of whom most people have taken a mistaken

Southeastern Asset Management — 2009	Page 10
view based on recent headlines and sloppy analysis of his apparently scandalous compensation, and we’ll talk more about the detail in a little while. We do the in-depth work to understand accounting quirks that lead to understated free cash flow, like at Dell where very few analysts’ reports have ever taken into account Dell’s cash position and free cash flow as opposed to its headline earnings. More importantly, most competitors and analysts spend a lot of time analyzing a company’s future but very little time on appraising the value of the company’s assets. The ability to appraise value is another part of our edge.
Being a long-term investor gives Southeastern and you another competitive advantage. The misconceptions that create the market inefficiencies have to change and that doesn’t happen overnight. People aren’t going to suddenly realize that Olympus is a dominant medical equipment provider instead of a camera company, or that there’s far more to ACS than just construction in Spain, or realize tomorrow that Japanese non-life returns on equity are meaningless since most of their value accretion never goes to the P&L. The general opinion of Aubrey McClendon isn’t going to flip to favorable overnight just because he deserves it. Nobody’s going to care about Dell’s free cash flow until it manifests itself in higher reported earnings which isn’t going to happen this quarter or next. We have no idea when these different perceptions will change in accordance with reality. Having the patience to wait for the perception change is tough to do in the face of criticism but is a requirement for being a successful long-term investor.
Another question. Since volatility has picked up, should we stay on the sidelines somewhat until things settle down? No, just the opposite. Higher volatility means a better chance of individual stocks getting mispriced. Some stocks will get cheaper than they should so we can buy them and other ones will bounce up for good prices where we can sell. Volatility remains our best friend. As Buffett has coached, and it would be a shame if not every single speaker had quoted Warren Buffett so I’m sorry, be fearful when others are greedy and greedy when others are fearful. A few comparisons of Longleaf holdings highlight the importance of individual security analysis in volatile times. At one point in Small Cap, we owned Office Depot and Dine Equity, which owns Applebee’s and IHOP. On the surface, Office Depot and Dine Equity seem similar, both retailers with lots of competition and both reliant on over-extended consumers and small business people. Office Depot went from 46 and a half in 2006 to under 8 bucks last June. Dine Equity went from 72 dollars in 2006 to under 6 dollars in October. But we sold the Office Depot at 6.20 and now it’s around 3. We held the Dine Equity and it has gone from 5 and a quarter to about 30. Looking at those two issues through broad industry or demographic goggles would have suggested a sale of both, or at least a similar treatment of both. But looking at them individually and focusing on the differences between business models and valuation led to significantly different research conclusions, to hold one and sell the other, and subsequently their performance differed dramatically.
A current opportunity even better than volatility for the discerning analyst is the huge market selling that’s not panicky or short-term in nature but that is forced. We have never seen such levels of forced selling, including by intelligent owners of stocks who know they’re giving value

Southeastern Asset Management — 2009	Page 11
away but have no choice. This includes banks and insurance companies who have to de-leverage, various entities with margin calls, institutional investors funding their private equity capital calls, hedge funds with redemptions, and CDS players scrambling for cash to post collateral.
Another question. What if the stock market and multiples stay low for longer than anyone expects? Would our appraised values matter then? Yes, for several reasons. The market over the last century has usually sold for a PE multiple that’s fair in relation to bonds, so that alone should lead to individual companies eventually trading around fair value. Second, the probability of acquisitions of entire companies goes up the longer the market stays down. Third, cash dividends provide a meaningful return long term, even if overall market recognition is stalled. Fourth, share repurchases give you value just like a cash dividend, but also serve to arbitrage price and value. And all the while, corporate values are building, which takes away the time cost of waiting for fair value recognition.
We don’t spend a lot of time fretting over the broad market’s fair value because we own things that on average sell for 7, sell for 7 to 8 times after-tax free cash flow, compared to long stretches of our history where we happily owned less dominant companies for 10 times free cash flow. Much of the time when we owned those companies for 10 times, we thought they were worth 15 to 16 times, consistent with the price to value ratios you just saw on the historic slide. Now we own the highest quality names ever, so our companies we think are worth more like 18 times but are selling for 7 to 8 times. And again, as Mason discussed, those growing free cash flow yields of 13 to 14 percent, or the inverse of the 7 to 8 times, are wildly superior to much lower fixed bond yields.
So two more things and then we’ll open up the Q and A to everybody here that wants to answer or ask questions. First, on what went wrong at General Motors. The reason GM hit the wall had nothing to do with the two main reasons that everyone had actually predicted, their legacy labor costs and bad core products. Ironically, they had reached agreement with the UAW that would have fixed their healthcare costs contractually in 2010 and chief designer Bob Lutz’s new designs like the Malibu were superior while big truck dominance was maintained. Our screw-up came in missing how bad it would get in the worst case. We thought that 13 to 14 million new units per year for the industry would be an appropriate worst case, because it works out to more than a 15-year average car life. Also, cars were incredibly affordable because of low interest rates and high discounts, and gasoline prices had come back down. Instead, as you know, our country dropped to more like 9 million new units. The rough math of that shortfall is about a million lost units for GM and about 10 billion dollars of lost profit, plus many more billions of working capital drain. We should have been more rigorous in running our worst case, which when combined with such big operating leverage, they couldn’t survive. Secondly, we thought, as did Cerberus that hard book value was a good appraisal, a good appraisal for GMAC. GMAC ended up being worth a lot less and we should have been more focused on how bad things could get there as well. As wrong as we were on GM, we urge you to look hard at the Funds’ remaining names to recognize that nothing else has GM’s kind of operating leverage. Even in

Southeastern Asset Management — 2009	Page 12
mind-boggling worst case environments, they should all be fine and that represents our lesson learned. The second error was buying their bonds. At the time, GM began doing some debt for equity swaps, which is why we sold the common for 11, but which strengthened the debt. Also, Washington was in the process of making them a 25 billion dollar loan way before the spectacle of the hearings and TARP and all that stuff that would have also helped the bonds. But again, at only 9 million new cars, it wasn’t enough.
Most recently, like in the last week or so, Chesapeake and Aubrey McClendon are hitting all these compensation lists for highly paid CEOs. There are two big misconceptions in the current discussion around McClendon being number one on that list. First, the payment of 75 million bucks to him is a lump sum allowance towards drilling that applies to the next five years. In other words, it should be viewed as 15 million per year, not 75 million in one year. While in societal terms, of course that’s absurd compared to what teachers make, but it’s less than all of his peers at similar companies like XTO and Devon. But the second point and the most important is the concept of pay for performance. Many of the people in that highly paid list did poor jobs in 2008 and did nothing to de-risk their companies where things, when things were good. By contrast, McClendon made shareholders about 30 billion dollars on three of his big four shale plays. He had paid 4.6 billion for three shale play land positions and last year he sold less than a third of those for 8.6 billion, which implicitly valued what they kept at 25.9 billion. In addition to highlighting 30 billion dollars of value created, these sales brought in a lot of cash to de-risk the balance sheet. Because gas prices plunged in ‘08, his stock did poorly, then it did even worse when his big margin call took him out. At no point did he endanger the company with his bad personal decision, and he certainly couldn’t control gas prices. Over the long term, his company has built the most per share value of almost any company out there, and in the process, has accumulated the best natural gas assets in the world. So for this, it’s probably okay to pay him industry average, but his Board has framed this poorly, then they made smaller bad decisions on peripheral compensation that muddied the water. The bottom line is that this is a fantastic company, he has done a terrific job, and if you were on that comp committee, you would have leaned towards rewarding him handsomely for his 2008 performance.
Mason Hawkins
Joe, am I right? The question was, would we comment on the sale of Sun Microsystems. First of all, I think Jason Dunn, who did yeoman’s work for you and for Southeastern, should answer that question. Jason.
Jason Dunn
On Sun, first of all, we have to admit that that was a mistake and that you’ll note that we paid in the low teens for that name in the last couple of years versus the 9.50 sale, but we have to qualify that 9.50 sale by what changed in 2008 for the company. Twenty percent of the revenues of Sun Micro were from financials, which isn’t all that unusual for many technology companies, but what was unusual about it is that it was in a very concentrated group of customers or

Southeastern Asset Management — 2009	Page 13
concentrated with a small group of customers, many of which had 100 million or better in terms of their billings per customer, and that group of customers was primarily Wall Street banks or related, which their world changed obviously dramatically on September 15th, and so with Sun, while we had had a case where we had a company that showed very little earnings but had a dollar ten in free cash flow that they did in the last fiscal year and two dollars and fifty cents per share in net cash on the balance sheet, so it looked incredibly attractively priced at three to four dollars, which is where it got to when we made the decision to go active. Unfortunately, with the September 15th changes and in the industries that it served, it did have the potential of having a self-fulfilling prophesy of its customers saying, you know, first of all, we’re forced to reduce our expenditures dramatically, and then also to the extent that this is a relatively small vendor versus the other two that it’s competing with in IBM and HP, that it may be less attractive to buy from them. So we made the decision in October that we could potentially be helpful in the right outcome at Sun and that the company needed to cut its cost structure dramatically to be a very strong independent company and it needed to consider alternatives for itself to see if there was an attractive value realization that was possible for shareholders, especially in light of the unbelievable number of opportunities that we were seeing around that time period, October, November, for other stocks we could purchase at very attractive prices at a very low risk. So we engaged with the company in October where we filed our 13D, you’ll notice in November the company announced the largest restructuring in its history where it decreased its costs base by 15 to 18 percent. In December we announced with the company that we would be putting two Directors on the Board. We ended up putting one Director on the Board who is so wonderful in representing us that none, no others are necessary. Rahul Merchant was announced as that Director in February, I think February 2, and shortly thereafter, the discussions with IBM began. Long and short, as we get to Oracle being the ultimate buyer, we believe that as we got started, when we became active and signed at 3 dollars to 4 dollars, being able to get 9 to 10 dollars per share out of the name and then be able to take that and let us be on offense with all the other opportunities that are out there, was a wonderful outcome for shareholders, given the state of events. But net, it absolutely was a mistake from the standpoint of what we originally paid and where we sold. Is that fair?
Q:	... strategy of 20 names, kind of a follow-up question to Sun. Out of a portfolio of 20 names, how many names out of that can we anticipate some kind of shareholder activism given the intensity of that ...
Mason Hawkins
I will try to summarize the question. The question is how many other companies will require shareholder activism?
Q:	...
Mason Hawkins

Southeastern Asset Management — 2009	Page 14
And let’s use the Partners Fund right now. As you know, we’re on record with our 13Ds, and that’s plural, with Telephone and Data systems, and I might add, we were responsible for bringing, helping bring them a 100 dollar per share, 12 billion dollar, all cash written bid. They turned it down. And so we’re pretty involved. The stock is 31 or so. That is the only other instance where we are, you know, as engaged as that. We do have a very good representation at Pioneer Natural Resources, as you’ve read, with three new Directors there. As you might recall, Pioneer was another company where we filed a 13D and said, you should consider locking in 100 dollar oil. You can do that by selling a put at 200, buying a call at 100, locking in 100 dollars for no cost, which directly locked in for us about 130 dollar appraisal for Pioneer. Pioneer’s management and Board did not do that, and the stock declined significantly, so we have put three people on the Board to make sure that doesn’t happen again, and we believe they’ll be better stewards of your and our capitals subsequent. But we, we don’t go into any investment wanting to change their activity, but you have a fiduciary responsibility to police their decision making and do what’s right for shareholders. So activism is a default for us. It’s not the primary purpose of our investment. We hope to choose great partners in great businesses at very, very discounted prices, and stand on the sideline and applaud. But you know, the world’s never perfect and, as we said earlier, there are not many perfect 10s in life, and we’ve not found one yet in the investment arena. Some require more activity and maintenance and whatnot.
Q:	If you go back 22 years and you compare the criteria, the filters you used in 1987, compared to the criteria and filters you use today to value businesses. What has changed? And a follow-up on that, you talk about re-appraisal and appraisal in your annual report. When a decision is made to buy a security by one of your team, who does the re-appraisal? Is it the same person, or do you have a different team?
Mason Hawkins
I’m going to let Staley try this. To summarize the question, it’s how much has our process changed in the last 22 years, and who does the monitoring with the appraisals as we go through time? I’ll take a shot a part of it and then Staley will follow on, but the process is always focused on business, people, and price, and I think we’ve gotten better at it. We’ve also always had the person responsible for the investment continue to monitor it. Appraisals are dynamic. They get updated at least once every 90 days when we see a new 10Q, and so values are dynamic. They are moving north as they retain, these companies retain their free cash flow coupons. So an analyst’s work is never done. I mean, it’s constantly, you know, taking a look at the numbers and the competition and, and re, re-assessing the intrinsic value of the business. We’ve done some things recently that formalize some of our work, and I’ll let Staley talk about that.
Staley Cates
The methodology really has not changed, but we certainly think and would hope that we’ve

Southeastern Asset Management — 2009	Page 15
gotten better at it, and things like, you know, part of the appraisal methodology is comps, and other people in that industry and what they go for. Well, the longer we track that stuff and get to know industries better, then hopefully at least, the better we are at knowing, you know, what’s a business worth, not only to our own long-hand math but within that industry, and I think the analytical talent, some of whom you all have met and some have not spoken yet, but that, that has just added hopefully to that strength as we go. On the second part of that question, as you can imagine, we’re always trying to fight the bias of the first primary analyst who’s going to tend to like that name, if it’s their name, even though they’re all trying to be unbiased, and so there are a couple of things there. One is we formed, what Mason was referring to, we formalized a devil’s advocate where for each new name, a different analyst comes up with all the reasons to make the opposite case. That’s also good cause it takes some of the personal stuff out of it, because then if another analyst also has problems with it, he can kind of go to the devil’s advocate and so the thing gets clearly argued that way. The other thing that’s really important, though, gets back to what I know you’re sick of hearing, but by all of us being forced to put all of our own money into Longleaf and everybody being a shareholder, it’s not a game, so the, the most junior person still has their whole net worth in these names, even if it’s not as much money as Mason, and they’re going to argue accordingly, and they’re not incented to just sit by and kind of let something float by if they see a problem, so we’d like to think that everybody’s incentive has them speak up as well as this formal devil’s advocate.
Mason Hawkins
And for those of you that don’t know, we, we appraise businesses three ways. You know, what would it be worth at the courthouse step on the balance sheet, net asset value, and all of you could do that with a little help. The second is, you know, we appraise the business based on how much free cash it’s going to produce in the future. And the third, as Staley referenced, is we maintain, we think, one of the best databases of comparable business transactions in the world. And the longer we’ve been around, the more data we have in each industry where businesses have traded. We keep those metrics, and we adjust them for the interest rate environment in which they occurred. So you know, the analyst is applying two of those, at least two of those methodologies to each company when he does his work and, and we take the lower of the two. If it’s a DCF, if it’s discounted free cash flow methodology and that number is higher than what the comparable sales database provides, we would go with the lower of the two numbers. And so the thing you need to remember is that it’s not whether someone in our shop or outside agrees or disagrees with the case. You’re right or wrong because your facts and your reasoning are correct. So our formalization of the devil’s, with the devil’s advocate is to surface more facts, to surface more clearly the investment case. And you know, we do believe we’ve gotten better at that, both informally and formally.
Q:	I believe that, when you swapped the GM equity, well it was in the third quarter for the subordinated convertible debentures, 32, it appears as though you have at least through March, March quarter, that you have eliminated almost all, if not all, of that debenture position. Is that correct?

Southeastern Asset Management — 2009	Page 16
Mason Hawkins
That’s what I said in my speech, yeah, we used our Aon proceeds and our GM bond moneys, plus our own cash and all those cash flows that I noted.
Q:	All right, well, the question then, I missed that that you’d completely eliminated all of it, was very small, even in March, but the, I had not followed this in recent days, but could you express an opinion about the status of the government’s proposal to favor the United Auto Workers at the expense of those remaining debenture owners which are not in that group anymore and where that stands currently, and what the implications of that are.
Mason Hawkins
Staley said he’s the macroeconomist in our shop.
Staley Cates
And as such, I’m sorry to be such a chicken but we would truly beg off of that one on a couple of fronts. This thing has taken a path that is so new and unheard of in so many ways. I mean, we see it and we’ve been much, you know, we’re kind of casual observers now that our position’s gone, and it, a lot of that makes no sense to us and have no, no clue how that’s going to work, including the bond holder part, including a company with that kind of negative working capital going into bankruptcy. We would not know how to answer that one.
Mason Hawkins
I’ve got a comment.
Staley Cates
Or Mason knows how to answer that one.
Mason Hawkins
There’s an old platitude saying that there are more sprouts in the garden then the gardener sows (laughter). We don’t know what the consequences, we don’t know what the consequences of all this planning is going to provide as we go forward.
Q:	You just hit on a question that I had. Would it be fair to say that with what’s happened with the Funds and in the market that you’ve probably taken a fundamental look and thought about in the future, in terms of kind of the physics of the capital markets, Staley, you talking about this GM thing and not being able to really understand why this is

Southeastern Asset Management — 2009	Page 17
happening. Are there things that concern you in terms of the classic Graham and Dodd philosophy that you hold that would tell you that certain things have changed, certain things have changed and are changing in our country that would possibly cause you to question your fundamental values as a company?
Staley Cates
We would subscribe no, but that they will, some of those things will definitely lower the value. You know, if you look at previous periods, either in the U.S., or you look at plenty of places outside the U.S., there are so many times of bad policies and misguided actions and kind of macro-system mistakes, but it’s not so much that they make the you know, the Ben Graham weighing machine just completely irrelevant, it’s just that they lower values, they tangibly hurt corporate values, they hurt what comes back to shareholders, so we, of course, worry about those things because we worry, how’s that going to hit our companies and cap rates and earnings and all those things that do fundamentally matter, but the measuring machine isn’t broken. It’s just we have to take into account all these different negatives that, you know, that are both out there and potentially out there. Anything to add?
Mason Hawkins
Winston Churchill said about government spending, you can use it as a sop, which is either a bribe or to use it as a salve to placate people or you can use it as a lever. The first is temporary and gone, and the latter has long multiplier benefits usually. And clearly the spending we’re doing right now on education could prove, I say could prove, to be a huge lever for our society. And yet, you know, if you said, well, what about extended unemployment payments versus giving tax credits to someone to move into the inner city with a new company to provide permanent jobs that will multiply. I think that’s the debate that’s kind of raging right now in this country and how much of it is one versus the other and, you know. As I said earlier, there are many things being tried that are unprecedented in this country’s history, both fiscal and monetary policy, and no one’s clairvoyant enough to know the outcome, so we, we want a big margin of safety of value over price with a good business and a good manager we can trust that’s competent. And if we do that effectively, we execute, that ameliorates a lot of our uncertainty, so you know, back to that P&G example. You get P&G cheap enough and, you know, you don’t worry about whether somebody’s going to buy Tide tomorrow.
Q:	Could you list your attributes of what, what makes up a great business?
Mason Hawkins
Yeah. A monopoly that raises prices every year that’s got an operator, you know, like Goizueta... and an investor like Buffett that we get to buy 50 percent of a conservative appraisal. You don’t find many of those. We did, we did on DeBeers once. It’s a monopoly. We got it below cash and securities. Nicky Oppenheimer was pretty good. And you know, we plowed in

Southeastern Asset Management — 2009	Page 18
at14 and they tried to take it away from us and paid us 46. But you don’t find perfect very often, but we did give the characteristics that matter to us, both, an investment has to qualify quantitatively and qualitatively to be a qualified investment for us. Quantitatively it’s got to be less than 60 percent of the conservative appraisal. Qualitatively you want huge competitive advantage, honorable, capable management that can run the company and re-invest the cash flows. So the ideal investment would have the best of all those – quantitative and qualitative characteristics. Staley.
Staley Cates
Just on that, on the great business, you know, we want to see either a great brand or low cost status, and something that you can keep for a long time, some kind of distribution advantage that nobody else can get, a network effect, you know, whether that’s a physical network or a telecommunications network that’s also not replaceable. What else? Obvious advantage I’m leaving out?
Mason Hawkins
Trademarks, you know, patents. Huge scale, low cost producer by a long margin. All of those things we, we listed earlier under the qualitative things that we look for that provide competitive advantage. The Porter model, for those of you that studied.
Q:	I’d like to go back to the annual report on page 9, how cheap are U.S. stocks today, and even though you go back about 40 years plus, why did you omit the great bear markets of the ‘30s and the late 19th century, and the reason why I’m asking that, the real reason of the debacle we have seen is an orgy of credit, as far as I’m concerned. It seems to me if would go look back in both era, you would find some similarities with what we have experienced today. Would you agree with that statement?
Mason Hawkins
What’s your question?
Q:	Why did you omit the bear markets, 1929 to 1932, 1937, ’38, and the late, and before that, the earliest part of the 20th century.
Mason Hawkins
We went back through our careers, as we said, the ones that we’ve experienced and executed and operated in, so really from the, you know, time that we got out of school forward. The 30, well in my case, almost 40 years. We studied the ‘30s and there were similarities and there were differences. But there were, there was in the ‘30s an absence of demand, it fell away. There were, you know, macro policies that were similar and some different. Some big mistakes back

Southeastern Asset Management — 2009	Page 19
then, we don’t think those mistakes are as prevalent today as, you know, as the Fed behaved in the ‘30s. But if we had used or included ‘32, stock prices versus their cash coupons on March the 9th, got really attractive, vis-a-vis the 10-year Treasury, and probably as attractive as they did in the, in the low ‘30 period. But you know, if you like, that’s, those statistics are pretty available if you wanted to measure how attractive equities were in ‘32 at that first major low. I will tell you that, that on March the 9th, 2009, on that slide, you had the biggest multiple advantage and the biggest yield advantage over U.S. Treasuries we’ve studied, to include the ‘30s. Now, you might then follow on and say, you know, aren’t U.S. Treasury yields unusually low now, and we would say, we agree with you. And we would not be at all surprised if 10-year Treasury yields were much higher when we meet next year, but that’s not a forecast. We’re just saying that recent days, less than 3 percent for a 10-year loan is not something that attracts us, especially when we can get 13 percent after-tax free cash flow yields by owning a great business, so that’s how disparate the two numbers are today. A 13 percent, after-tax growing free cash flow coupon on a leading business in an industry versus lending 3 percent pre-tax to the U.S. Treasury. There wasn’t much that attractive in ‘32.
Q:	Just a follow-up on my previous question on what constitutes a great business. My follow-up question to that is, that all distills to companies that have a durable franchise, and when you have a durable franchise, you’re making the supposition, one’s making the supposition that free cash flows are going to grow at above average rates and generate above rates on capital for an extended period of time. And my question slash concern revolves around the Funds’ acquisitions of quote-unquote technology heavy type companies, and so far the Funds’ performance on these purchases have been very mixed. And my question is, has the Fund had second thoughts about getting into these quote-unquote technology heavy businesses? Now I know in the past, you’ve mentioned that Dell is much more of a retailer. I respectfully kind of disagree on that, but with your acquisitions of stock in eBay, your situation with Sun, Dell is still very much an open question, it’s a question slash concern I have of mine and I was wondering if you can comment on that.
Mason Hawkins
I’ll do some of it and Staley can do the other. There’s no network as powerful and valuable and impenetrable as the auction business at eBay. We don’t think that there’s a better business out there to grow and be competitively advantaged on the net for payments like Paypal. They have huge network advantages. They are the only network, everybody’s tried to replicate the auction business that eBay has and they’ve turned away and failed. I mean, whether it was, you know, Amazon or, you know, Google or whatever. Google tried against Paypal and basically backed away, so the tests usually are whether somebody easily can penetrate the moat. On Dell, Dell is a low cost producer and kind of a commodity business, because they are direct and don’t include the retailers in between. When you order a Dell product, whether it’s a laptop, desktop, or server, you give them some money or a promise, I mean a check, they give you a promise, and then they produce the product, ship it to you in a couple weeks, and then they turn around, wait,

Southeastern Asset Management — 2009	Page 20
and pay Intel back, you know, whatever it is, like we said last year. It is a low cost commodity producer that has a couple hundred basis points over Hewlett on 80 percent plus of their revenues, because Hewlett has to go through Walmart, Staples, Best Buy, what-have-you, and they’ve got the reverse working capital situation there because they’ve got to ship the product to Staples, wait for them to sell it, wait for them to repay them. All the while, they’ve got the money tied up in it, so that’s my cut on those two. You know, we don’t invest in categories. As Staley talked about earlier, we invest in dynamic individual businesses that have certain attributes and technology is, you know, a pretty broad word across much of the universe, in fact. What it means to somebody might be different than what it means to another.
Staley Cates
The question of, should we ever buy any of that stuff, and your concern about the fact that we have bought some of that is, is not only a good one, it’s what we have every day with our own money. I mean, there’s not an hour of a day that goes by without, you know, retesting that. And part of it Mason’s already said, which is we didn’t actually characterize it as a retailer, as you’d said, it was really more logistics and assembly. And when people have historically talked about being scared of technology investing, it’s because somebody’s going to come along and standardize and commoditize something proprietary. Dell is exactly who does that. I mean, you know, they have no proprietary anything, they don’t want to. They are there to standardize and commoditize what somebody else came up with, in the server world, or the storage world, or the PC world. So on the tech risk per se, it just, we just don’t think that, we wouldn’t agree with you on that one. On the Sun, you know, we would submit that, that some of the things that went wrong there or some of the things that Jason said we didn’t like or that didn’t go according to script, in our opinion, had absolutely nothing to do with it being a tech company. I mean, it’s a, if an industrial company also had financials and services as a big vertical, they’d have that problem. In other words, there wasn’t something where we said, boy, we just screwed up cause we either don’t understand the product or they’ve got some blind side competition or, you know. This was a lot of function of the same things that, you know, hurt some industrial companies. So it’s a very good point that we’re testing everyday, but it all becomes case by case, and I won’t belabor it but, you know, like at Level Three, Level Three is a technology company. It’s in what they argue is the most important commodity that’s ever been, and so then it’s all about being low cost. It’s not about we have to do something techy that nobody else can do. It’s that we have to be low cost forever and how do we do that? And so if we can’t get to that understanding, we’re just going to pass. So most tech companies we’ve always passed on. Some of the ones that are now cheap alongside of ours, we’re still passing on cause we still can’t understand them, so there’s, as Mason said, there’s no one design, there’s no design to do tech or not do tech. It’s just, we’ve got to understand that company.
Mason Hawkins
I’d say the barriers are higher by quite a bit, if it, you know, bleeds into that universe.
Q:	Yes, back on the, what makes a great American company on the qualitative side, I was

Southeastern Asset Management — 2009	Page 21
thinking of a company like Yum Brands not doing much for the health of American consumers in my view, and how much does what the company actually sells, the product they sell, how much does that matter to you?
Mason Hawkins
Sounds like you’ve talked to my wife. You know, KFC and Pizza Hut and Taco Bell are pretty valuable brands leading in each of their categories, in their food category, and in the U.S., it’s one of the best business models there is. Other people put up the stores and pay us a franchise fee, so it’s all free cash flow. It’s a fantastic business model. We have a great partner in David Novak. And then in China, it’s the leading brand in China. So on the quality front, there’s nothing like the Colonel in China. I mean, it is way above the Golden Arches and Coke in terms of consumer surveys. So business, people, and price. You know, we’ve got a great business that’s using our capital in China, growing very, very rapidly. And you know, it’s providing a lot of jobs from a societal standpoint. They’ve, you know, they’ve listened to the critics that you reference as it relates to, you know, saturated fats and whatnot. I’m not saying that they led the cause there, but there are other things that they, they are conscious of in terms of, of the taste of the American public, and you know, Staley. Staley knows more about this company than I do.
Staley Cates
Yeah, so, blame me for killing the kids — no. The broader answer to that question is yes, there are things that, that we won’t do. There are some products that are addictive. There are some products that are not only bad for people but they’re either tricking the people or they’re not making it fully disclosed and we don’t own those. We’re not on a big diatribe about that and we also walk a pretty fine line between trying to overlay, you know, some of our morals on somebody else who doesn’t care. They’re in our Funds to make the best risk adjusted return. On Yum in particular, we would, you know, submit that those first two categories that trouble us the most it does not do, and the typical college age power user going through Taco Bell is not, you know, I don’t think either being unfairly tricked or addicted or some of the things that would kind of, I was going to say turn our stomach and that’s such a bad pun, I won’t say that. So yeah, there are some things that we’ve avoided because we don’t, we don’t own them, but that, that’s not one of them obviously.

Longleaf Partners Funds May 7, 2009 Shareholder Presentation

Important Disclosure Information Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year (or since inception) periods ended April 30, 2009 are as follows: Longleaf Partners Fund, (39.43)%, (4.72)%, 0.77%; S&P 500 Index, (35.31)%, (2.70)%, (2.48)%; Longleaf Partners Small-Cap Fund, (35.86)%, 0.04%, 4.59%; Russell 2000 Index, (30.74)%, (1.45)%, 2.53%; Longleaf Partners International Fund, (38.03)%, (1.29)%, 5.31%; EAFE Index, (42.76)%, 0.66%, (0.04)% . Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds' relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds. The price-value ratio ("P/V") is a calculation that compares the prices of stocks to Southeastern's appraisal of their intrinsic values. We remind our shareholders that, while it is a useful tool, the P/V represents a single data point. To the extent a shareholder considers P/V in making an investment decision, the limits of this tool should be considered along with other factors relevant to each shareholder. The P/V's shown on the attached slide relate to securities owned by Southeastern's clients in each category (small-cap, big-cap, international), but do not reflect the P/V of each Longleaf Fund.

Governing Principles We will treat your investment in Longleaf as if it were our own. We will remain significant investors with you in Longleaf. We will invest for the long-term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks. We will choose our equity investments based on their discounts from our appraisal of their corporate intrinsic values, their financial strength, their management, their competitive position, and our assessment of their future earnings potential. We will concentrate our assets in our best ideas. We will not impose loads, exit fees or 12b-1 charges on our investment partners. We will consider closing the Funds to new investors if closing would benefit existing shareholders. We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf. We will continue our efforts to enhance shareholder services. We will communicate with our investment partners as candidly as possible.

Returns since Inception Cumulative Return through 5/4/09 Partners Fund (4/8/87 IPO) 741.7% S&P 500 416.9% Small-Cap Fund (2/21/89 IPO) 458.5% Russell 2000 334.8% International Fund (10/26/98 IPO) 130.5% MSCI EAFE 17.4%

Where we have been Partners Fund P/V and Affiliates' Capital Additions Fund Reopen 69% 63% 57% 58% 48% 34% 37% Historic Average P/V

How cheap are equities? Bear Market Low Year & Date S&P Price Trailing 5 Yr EPS 5Yr Avg Earnings Yield 10 Yr US Treas Yield S&P/ Treas Yield S&P Yield Advantage 1974 Oct 4 62.3 $6.4 10.3% 7.6% 1.4 2.7% 1982 Aug 12 102.4 $13.7 13.3% 12.9% 1.0 0.4% 1987 Oct 19 224.8 $14.7 6.5% 8.9% 0.7 (2.3)% 2002 Jul 23 797.7 $38.8 4.9% 4.5% 1.1 0.4% 2009 Mar 9 676.5 $64.0 9.9% 2.9% 3.4 7.0% 2009 May 4 907.2 $64.0* 7.1% 3.2% 2.2 3.9% * Reported earnings vs. Zack's Consensus estimate of $61.28 for 2009

Quantitative and Qualitative Strength

Top 5 Holdings across the Funds

	P/V	Management	Competitive Advantage	Financial Strength
ACS	<75	Florentino Perez	Capital allocation/#1 position	Non-recourse debt
Chesapeake	<30	Aubrey McLendon	Largest & best N. American gas reserves	Conservative net debt/mcf
Cheung Kong	<60	Li Ka-Shing	Unique real estate & ports	Low leverage
Dell	<40	Michael Dell	Lowest Cost/Direct model	Net cash
Everest RE	<60	Joe Taranto	Best underwriting/High rating	Excess capital
Fairfax	<60	Prem Watsa	Superior investing	Excess capital
FICO	<50	Mark Greene	Imperative brand	9:1 interest cover
Genting	<60	KT Lim	Unique licensing rights	Cash rich
Liberty Entertainment/DTV	<50	John Malone/ Chase Carey	Highest quality video	Negligible debt
NipponKoa	<50	Makoto Hyodo	Profitable underwriting	Overcapitalized
tw telecom	<40	Larissa Herda	Local networks	Moderate leverage
Washington Post	<40	Don Graham	Kaplan leadership	Net cash&securities
YUM!	<65	David Novak	#1 China brand/US fees	>7:1 interest cover

Benefits for Taxable Investors $million LLPF LLSC LLIN Net realized losses $(798) $(321) $(161) Cost vs. Market Value (2,861) (977) (658) Total imbedded loss (3,659) (1,298) (819) Imbedded loss per share $(10.17) $(10.66) $(4.59) Imbedded loss as % of NAV 66% 79% 49% Data as of 3/31/09

Returns since first market low 11/20/08 - 5/4/09 Partners Fund 54.0% S&P 500 Index 22.1% Difference 31.9% Small-Cap Fund 43.8% Russell 2000 Index 32.7% Difference 11.1% International Fund 31.5% MSCI EAFE Index 16.8% Difference 14.7%

Returns Year-to-Date 12/31/08 - 5/4/09 Partners Fund 23.1% S&P 500 Index 1.4% Difference 21.7% Small-Cap Fund 13.2% Russell 2000 Index 2.1% Difference 11.1% International Fund 2.0% MSCI EAFE Index (0.8)% Difference 2.8%

Returns since March low 3/9/09 - 5/4/09 Partners Fund 52.1% S&P 500 Index 34.5% Difference 17.6% Small-Cap Fund 54.9% Russell 2000 Index 48.1% Difference 6.8% International Fund 37.1% MSCI EAFE Index 34.1% Difference 3.0%

Longleaf Partners Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	56 employees
Assets Under Management (3/31/09)	$21.7 billion
US large cap equities *(sep. accounts soft closed)*	$11.7 billion (Longleaf Partners Fund $5.5 billion)
US small cap equities *(closed)*	$1.6 billion (Longleaf Partners Small-Cap Fund $1.6 billion)
International equities	$2.2 billion (Longleaf Partners International Fund $1.6 billion)
Global equities	$6.2 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

2

Representative Separate Account Client List

Corporate Retirement Plans

American Airlines
Bhs
Cable & Wireless
Cox Enterprises
DSG
EDS
General Mills
Kellogg Company
Lloyd's Register
Lloyds TSB
Lonza America
National Australia Group
National Grid USA
Nestle
Northern Foods
Northrop Grumman
OfficeMax
Ormet
Pactiv
Parker Hannifin
Pearson Group Pension
Reuters
Rollins
Smurfit-Stone
Stagecoach

Academic Institutions

Allegheny College
Claremont McKenna College
Cornell University
Georgia Tech
Grinnell College
Groton School
Hamilton College
Syracuse University
Temple University
University of Colorado
University of Nebraska
University of Pennsylvania
University of Pittsburgh
University of Rochester
Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation
American Museum of Natural History
American Psychological Association
Carnegie Institution of Washington
Dana-Farber Cancer Institute
Gordon and Betty Moore Foundation
Kauffman Foundation
The Andrew W. Mellon Foundation
The Church Pension Fund
The Nature Conservancy
The New York Public Library
Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 3/31/09. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

3

Research/Portfolio Management Team Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Andrew McDermott London Josh Shores Memphis Ken Siazon Singapore/Tokyo Research Analysts/Fund Portfolio Managers Client Portfolio Managers Jim Barton Memphis Tim Cook London Gwin Griesbeck London Lee Harper Memphis Frank Stanley Memphis Gary Wilson Memphis 4

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 7

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 12% Growth of Corporate Intrinsic Value/Share Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

10 Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages

Longleaf Partners Fund Information 11 Portfolio Details at 3/31/09 IPO 4/8/87 Assets $5.5 billion # of Securities 20 YTD Expense ratio 0.93% YTD Turnover 8% Wtd. market cap $15.7 billion Symbol LLPFX Net Asset Value $15.36 Top 10 Holdings at 3/31/09 Liberty Media Entertainment 13.1% Dell 9.4% Chesapeake Energy 7.9% Sun Microsystems 7.1% NipponKoa 6.7% Yum! Brands 5.1% Marriott 4.7% eBay 4.6% Walt Disney 4.6% Berkshire Hathaway 4.5%

Longleaf Partners Fund Performance

Periods ending 3/31/09, net of fees

Cumulative Total Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**-45.7%**	**-35.8%**	**2.8%**	**159.7%**	**436.2%**	**569.2%**
Inflation + 10%	9.6%	80.7%	226.9%	484.1%	1013.3%	1358.3%
S&P 500	-38.1%	-21.7%	-26.3%	136.5%	319.1%	353.9%

Annualized Return

	1 year	5 years	10 years	15 years	20 years	IPO (4/8/87)
LLPF	**-45.7%**	**-8.5%**	**0.3%**	**6.6%**	**8.7%**	**9.0%**
Inflation + 10%	9.6%	12.6%	12.6%	12.5%	12.8%	12.9%
S&P 500	-38.1%	-4.8%	-3.0%	5.9%	7.4%	7.1%

This material should be preceded or accompanied by a Prospectus. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

12

Longleaf Partners Fund Performance

Yearly Performance, net of fees

Year	Net	S&P 500	Year	Net	S&P 500
1987*	-13.0%	-13.3%	1998	14.3%	28.6%
1988	35.2%	16.6%	1999	2.2%	21.0%
1989	23.3%	31.7%	2000	20.6%	-9.1%
1990	-16.4%	-3.1%	2001	10.3%	-11.9%
1991	39.2%	30.5%	2002	-8.3%	-22.1%
1992	20.5%	7.6%	2003	34.8%	28.7%
1993	22.2%	10.1%	2004	7.1%	10.9%
1994	9.0%	1.3%	2005	3.6%	4.9%
1995	27.5%	37.6%	2006	21.6%	15.8%
1996	21.0%	23.0%	2007	-0.4%	5.5%
1997	28.3%	33.4%	2008	-50.6%	-37.0%

**Partial year, initial public offering 4/8/87*

This material should be preceded or accompanied by a Prospectus. Average annual total returns for the Longleaf Partners Fund and its respective benchmark for the one, five, and ten year period ended March 31,2009 are as follows: Longleaf Partners Fund,-45.73%, -8.47%, and .28%; S&P 500 Index,-38.09%, -4.76%, and -3.00%. Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf's website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Fund.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

13

Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Research Analysts/Fund Portfolio Managers 14

Appendix - Biographies E. Andrew McDermott Vice President Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo. B.A. (History) Princeton University, 1992 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Research Analysts/Fund Portfolio Managers Continued 15

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Tim Cook **Vice President**
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

SOUTHEASTERN ASSET MANAGEMENT, INC.®
16

Appendix - Biographies Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 Client Portfolio Managers Continued 17

Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Tim Cook tcook@llpf.com Gwin Griesbeck ggriesbeck@llpf.com 18 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com

Longleaf Partners International Fund Presentation

Firm Overview

Year Founded	1975
Location	Memphis, TN (Headquarters), London, Tokyo & Singapore
Staff	56 employees
Assets Under Management (3/31/09)	$21.7 billion
US large cap equities *(sep. accounts soft closed)*	$11.7 billion (Longleaf Partners Fund $5.5 billion)
US small cap equities *(closed)*	$1.6 billion (Longleaf Partners Small-Cap Fund $1.6 billion)
International equities	$2.2 billion (Longleaf Partners International Fund $1.6 billion)
Global equities	$6.2 billion
Ownership Structure	Independent; 100% employee owned
Partnership Investing	Longleaf Partners Funds are sole equity vehicle for employees; Employees are largest Longleaf shareholder group
Investment Discipline	Value oriented; long time horizon; concentrated; bottom-up
Target Return	Inflation + 10%
Portfolio Management	Research driven team approach

SOUTHEASTERN ASSET MANAGEMENT, INC.®

2

Representative Separate Account Client List

Corporate Retirement Plans

American Airlines	Lloyds TSB	Pactiv
Bhs	Lonza America	Parker Hannifin
Cable & Wireless	National Australia Group	Pearson Group Pension
Cox Enterprises	National Grid USA	Reuters
DSG	Nestle	Rollins
EDS	Northern Foods	Smurfit-Stone
General Mills	Northrop Grumman	Stagecoach
Kellogg Company	OfficeMax	
Lloyd's Register	Ormet	

Academic Institutions

Allegheny College	Groton School	University of Nebraska
Claremont McKenna College	Hamilton College	University of Pennsylvania
Cornell University	Syracuse University	University of Pittsburgh
Georgia Tech	Temple University	University of Rochester
Grinnell College	University of Colorado	Wellesley College

Foundations and Nonprofit Institutions

American Legacy Foundation	Dana-Farber Cancer Institute	The Church Pension Fund
American Museum of Natural History	Gordon and Betty Moore Foundation	The Nature Conservancy
American Psychological Association	Kauffman Foundation	The New York Public Library
Carnegie Institution of Washington	The Andrew W. Mellon Foundation	Yawkey Foundation

Clients on the list consist of separate institutional equity accounts representative of each category as of 12/31/08. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services it provides.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

3

Research/Portfolio Management Team Mason Hawkins (CEO) Memphis Staley Cates (Dir. of Research) Memphis Scott Cobb London Jason Dunn Memphis Ross Glotzbach Memphis Lowry Howell Memphis Andrew McDermott London Josh Shores Memphis Ken Siazon Singapore/Tokyo Research Analysts/Fund Portfolio Managers Client Portfolio Managers Jim Barton Memphis Tim Cook London Gwin Griesbeck London Lee Harper Memphis Frank Stanley Memphis Gary Wilson Memphis 4

Superior long term investment performance can be achieved when financially strong, competitively entrenched, well managed companies are bought at prices significantly below their business value and sold when they approach corporate worth. Stocks represent ownership in a business enterprise. Every business enterprise has a value. With analytical work corporate worth can be determined. When we buy stocks at significant discounts to their corporate worth: It protects capital from significant loss over the long-term. It allows for large reward when the value is recognized. Investment Philosophy 5

Security Selection Criteria Good Business Understandable Financially Sound Competitive Advantages Pricing Power Generates Free Cash Flow which will grow Good People Honorable and Trustworthy Capable Operators Capable Capital Allocators Shareholder-oriented Proper Incentives Good Price 60% or Less of Intrinsic Value where appraisals are determined by: Present Value of Future FCF Current Liquidation Value Comparable Business Sales 6

Sell Discipline Price reaches appraisal and no margin of safety remains The portfolio's risk/return profile can be substantially improved, e.g. replace a business selling at 80% of its worth with an equally attractive company at 40% of its value Future earnings power becomes severely impaired by threats to its business Management is not capable of building shareholder value and efforts to find new leadership would likely be unsuccessful or too costly 7

Year 1 Year 2 Year 3 Year 4 Year 5 $10 $20 $30 $40 $50 $60 $70 $80 12% Growth of Corporate Intrinsic Value/Share Market Price/Share 29% Compound Annual Return Value or Price per share Investment = Safety of Principal + Adequate Return Assumptions for Example Above: If we buy a business at 50% of appraisal, and the enterprise value grows at 12% per annum, and in the fifth year the stock price reaches its full appraisal, we will have compounded our investment 29% per year. Two-thirds of the return comes from closing the gap between price and value. 12% value growth results from numerous factors, including: FCF coupon, revenue growth, margin growth, share repurchases, tax benefits, etc. This chart does not reflect the performance of any particular security. 8

Research Process Worldwide Universe: Market Caps over $500 million Understandable Business with Reasonable Economics & Structure Apparent Undervaluation Undervaluation with Good Business/People Portfolio Investments 4,000 2,000 400 40 20 # of companies Participants Individual analyst 2+ analysts scrutinize management Team debates case Team decides More in-depth valuation by analyst with team input + We spend over 80% of our time on this part of the process 9

10 Time Horizon: We assess a company's value based on a conservative view of the next 7 years, and our average holding period is 5 years. Being patient, independent, personally vested analysts enables us to capitalize on price dislocations due to short-term uncertainties. Valuation: We know how to appraise companies. Our valuations anchor our investment process. Price discipline: We demand a significant discount from intrinsic value to provide a margin of safety when we purchase a stock. We expect to pay no more than 60% of our appraisal. Concentration: We invest in the most qualified 20 to 25 businesses, and follow those companies and their managements closely. Holding a limited number of financially strong, competitively entrenched businesses at a discount has lower risk than owning a large number of inferior businesses at higher prices. Client-Partnership: We align our interests with our clients' by investing our capital alongside theirs. Management-Partnership: We will buy a new business only after meeting senior management and/or scrutinizing their personal and business backgrounds. Corporate contacts: We have a 30-year network of contacts across numerous companies and boards whom we call on to assess our prospective management-partners. Continuity: The team approach to portfolio decisions and the tenure of the team's members ensure the continuity of the investment disciplines employed for over three decades. Independence: We are 100% employee owned. As owner operators, we make objective, long-term investment decisions that aim to minimize risk, take advantage of short-term price fluctuations, and generate high absolute returns. Competitive Advantages

Longleaf Partners International Fund Information 11 Portfolio Details at 3/31/09 IPO 10/26/98 Assets $1.7 billion # of Securities 18 YTD Expense ratio 1.7% 2008 Turnover 44% Wtd. market cap $7.9 billion Symbol LLINX Net Asset Value $9.40 Top 10 Holdings at 3/31/09 ACS Actividades 10.4% NipponKoa Insurance 9.9% Fairfax Financial Holdings 9.4% Cheung Kong 7.9% Genting 5.1% Accor 5.0% Olympus 4.8% Yum! Brands 4.8% Dell 4.8% Willis 4.7%

International Equity Performance

Longleaf Partners International Fund performance for periods ending 3/31/09, net of fees

	Cumulative Total Return				Annualized Return			
	1 year	5 years	10 years	IPO (10/26/98)	1 years	5 years	10 years	IPO (10/26/98)
Southeastern	**-42.2%**	**-19.3%**	**65.9%**	**91.6%**	**-42.2%**	**-4.2%**	**5.2%**	**6.4%**
Inflation + 10%	9.6%	80.7%	227.0%	245.6%	9.6%	12.6%	12.6%	12.6%
MSCI EAFE	-46.51%	-10.5%	-8.1%	1.8%	-46.5%	-2.2%	-0.8%	0.2%

A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

SOUTHEASTERN ASSET MANAGEMENT, INC.®
12

International Equity Performance

Longleaf Partners International Fund Yearly Performance, net of fees

Year	Net	MSCI EAFE
1998*	9.0%	10.9%
1999	24.4%	27.0%
2000	25.9%	-14.1%
2001	10.5%	-21.4%
2002	-16.5%	-15.9%
2003	41.5%	38.6%
2004	10.2%	20.3%
2005	12.9%	13.5%
2006	17.1%	26.3%
2007	15.3%	11.2%
2008	-39.6%	-43.4%

**Partial year, initial public offering 10/26/98*

A Prospectus should precede or accompany this information. The average annual total returns of Longleaf Partners International Fund (LLIN) are net of fees and include changes in principal value, reinvested dividends and capital gains distributions. 1 year return as of 3/31/09 was -42.2%; 5 year was -4.2%; 10 year was 5.2%. Performance does not reflect taxes that a shareholder would pay on distributions or share redemptions. The MSCI EAFE Index(EAFE) shows dividends and distributions reinvested. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. EAFE is unmanaged and unhedged. Southeastern sometimes hedges currency for LLIN. Past performance cannot guarantee future results, fund prices fluctuate and redeemed shares may be higher or lower than their purchase price. Separately managed international accounts will perform differently. Current performance of LLIN may be higher or lower than the performance shown. Call 1-800-445-9469 or view www.longleafpartners.com for the most recent performance or for the Funds' Prospectus, which contains investment objectives, management fees, expenses, and risks. Read the Prospectus carefully before investing.

SOUTHEASTERN ASSET MANAGEMENT, INC.®

13

Appendix - Biographies O. Mason Hawkins, CFA Chairman and Chief Executive Officer Southeastern since 1975. 1974-75, Director of Research, First Tennessee Investment Management, Memphis. 1972-73, Director of Research, Atlantic National Bank, Jacksonville. Past President, Memphis Society of Financial Analysts, 1983 B.A. (Finance) University of Florida, 1970 M.B.A. (Finance) University of Georgia, 1971 G. Staley Cates, CFA President Southeastern since 1986. 1986, Research Associate, Morgan, Keegan & Company, Memphis. B.B.A. (Finance) University of Texas, 1986 T. Scott Cobb Vice President Southeastern since 2006. Based in London. 2004-2006 Smith, Salley & Associates, Greensboro. 2000-2004 Private Investor, Chapel Hill. 1995-2000 CST Investments, LLC, Memphis. B.A. (History) University of Memphis, 1997 M.A. (Theological Studies) Covenant Theological Seminary, 1999 Jason E. Dunn, CFA Vice President Southeastern since 1997. B. A. (Business & Economics) Rhodes College, 1999 Ross Glotzbach, CFA Vice President Southeastern since 2004. 2003-2004, Corporate Finance Analyst, Stephens Inc., Little Rock. B.A. (Economics) Princeton University, 2003 Research Analysts/Fund Portfolio Managers 14

Appendix - Biographies E. Andrew McDermott Vice President Southeastern since 1998. Based in London. 1994-1998, J.P. Morgan, Hong Kong, Singapore, San Francisco. 1992-1994, NEC Logistics, Tokyo. B.A. (History) Princeton University, 1992 Ken Ichikawa Siazon Vice President Southeastern since 2006. Based in Singapore/Tokyo. 1997-2006, Lehman Brothers, Singapore, Tokyo, Hong Kong. 1994-1997, JP Morgan, Hong Kong, New York. 1990-1992, Ford Motor Company, Tokyo. 1989-1990, Fuji Bank, Tokyo. B.S. (Systems Engineering) University of Virginia, 1989 M.B.A. Harvard Business School, 1994 Lowry H. Howell, CFA Analyst Southeastern since 2006. 2000-2005, Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg. 1995-2000, Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis. B.A. (Finance) Rhodes College, 1995 M.S. (Accounting) Rhodes College, 1996 Josh Shores, CFA Analyst Southeastern since 2007. 2004-2007, Smith, Salley & Associates, Greensboro. 2002-2004, Franklin Street Partners, Chapel Hill. B.A. (Philosophy & Religious Studies) University of North Carolina, 2002 Research Analysts/Fund Portfolio Managers Continued 15

Appendix - Biographies

Client Portfolio Managers

Jim Barton, Jr., CFA **Vice President**
Southeastern since 1998.
1991-1998, Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis.
1990-1991, Professional Basketball Player, BG-07 Ludwig burg, Germany.
B.A. (History) Dartmouth College, 1989

Tim Cook **Vice President**
Southeastern since 2008. Based in London.
2001-2008, President and Portfolio Manager, Kailas Capital, Stamford, CT.
2000-2001, Managing Director, Techpacific, San Francisco.
1994-2000, Senior Managing Director, Bear Stearns, New York.
1989-1994, Director, Jardine Fleming, Hong Kong.
1987-1989, Institutional Sales, Morgan Stanley, Tokyo/Hong Kong.
1985-1987, Institutional Sales, Crosby Securities, Hong Kong.
B.A. (Fine Arts) Washington and Lee University, 1984

Lee B. Harper **Vice President**
Southeastern since 1993.
1989-1993, Consultant, IBM, Memphis.
1985-1987, Business Analyst, McKinsey & Company, Atlanta.
B.A. (History, Communications) University of Virginia, 1985
M.B.A. Harvard Business School, 1989

SOUTHEASTERN ASSET MANAGEMENT, INC.®
16

Appendix - Biographies Frank N. Stanley, III, CFA Vice President Southeastern since 1985. 1974-84, Portfolio Manager and Analyst, Montag & Caldwell, Atlanta. 1972-73, Investment Officer, Atlantic National Bank, Jacksonville. 1966-1969, Lieutenant, U.S. Navy. B.S. (Management) Georgia Institute of Technology, 1964 Emory University, 1965 M.B.A. (Marketing) University of Florida, 1970 Gary M. Wilson, CFA Vice President Southeastern since 2002. 1998-2002, Business Development, Citigroup, Tokyo. B.A. (History) Colgate University, 1992 MA (International Economics) Johns Hopkins School of Advanced International Studies, 1998 Gwin Griesbeck Associate Southeastern since 2008. Based in London. 2006-2008, Investor Relations, Thales Fund Management, New York. 2004-2006, Investor Relations, Twinfields Capital Management, Greenwich, CT. 2003-2004, Consultant, Deloitte and Touche, New York. B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia, 2003 Client Portfolio Managers Continued 17

Contact Information UK Address Southeastern Asset Management International (UK) Limited 37 Upper Brook Street London W1K 7PR +44 (0) 20 7478 9000 (phone) Contacts Tim Cook tcook@llpf.com Gwin Griesbeck ggriesbeck@llpf.com 18 US Address Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 901-761-2474 (phone) Contacts Jim Barton jbarton@llpf.com Lee Harper lharper@llpf.com Gary Wilson gwilson@llpf.com Website www.longleafpartners.com